

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

December 29, 2010

via U.S. mail and facsimile

John V. Genova, Chief Executive Officer
Sterling Chemicals, Inc.
333 Clay Street, Suite 3600
Houston, Texas 77002-4109

        RE: Sterling Chemicals, Inc.
                Form 10-K for the Fiscal Year Ended December 31, 2009
                Filed March 24, 2010
                File No. 000-50132

Dear Mr. Genova:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Forward-Looking Statements, page 2

1. We note the statement in the last sentence of the second paragraph. This statement suggests that that you are applying the safe harbors to oral statements and to other written statements, such as in your other periodic reports. We note similar statements on page 1 of each of your Forms 10-Q for the quarters ended March 31, 2010, June 30, 2010 and September 30, 2010. Please advise us as to the basis for these statements in light of the safe harbor requirements set forth in paragraphs (c)(1)(A)(i) and (c)(2)(A) of Section 21E of the Exchange Act.

Item 3. Legal Proceedings, page 18

2. We note the disclosure in the third paragraph that you have entered into a settlement with Marathon, but you do not disclose the terms of that settlement. Please be advised that the Commission's disclosure requirements may cover information that is confidential. Please advise.

Exhibits 31.1 and 31.2

3. We note that you have omitted the internal control over financial reporting language from the introductory portion of paragraph 4. We also note this omission in the Section 302 certifications filed with your Forms 10-Q for the quarters ended March 31, 2010, June 30, 2010 and September 30, 2010. Please file amendments to the Form 10-K and each Form 10-Q that contains the cover page, an explanatory note, signature page, and paragraphs 1, 2, 4 and 5 of the Section 302 certification.

Form 10-Q for the Fiscal Quarter ended March 30, 2010

Item 4T. Controls and Procedures, page 18

4. We note the statement that "[o]ther than as described above there have been no changes in our internal control over financial reporting for the quarter ended March 31, 2010, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting." Please revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Please also comply with this comment with respect to your Form 10-Q for the quarter ended June 30, 2010.

Form 10-Q for the Fiscal Quarter ended September 30, 2010

Forward-Looking Statements, page 1

5. It appears that your common stock may be a "penny stock" as defined in Rule 3a51-1 under the Exchange Act. As such, the safe-harbor provisions noted in the first sentence of the first paragraph would not be applicable to your company. Please advise or revise to remove the references to the safe-harbor provisions. Refer to paragraph (b)(1)(C) of Section 21E of the Exchange Act.

Mr. Genova
Sterling Chemicals, Inc.
December 29, 2010
Page 3

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Errol Sanderson, Financial Analyst, at (202) 551-3746 or, Andy Schoeffler, Staff Attorney, at (202) 551-3748 or, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

                        Sincerely,

                        Terence O'Brien
                        Accounting Branch Chief